FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2

Date of Material Change

May 15, 2008

Item 3

News Release

A news release was issued by Metallica Resources Inc. ("Metallica") on May 15, 2008 and distributed through Marketwire.

Item 4

Summary of Material Change

Metallica reported that a detailed review of the Feasibility Study dated March 31, 2008 by Fluor Chile S.A. for the El Morro copper-gold project in Chile (the "Feasibility Study") has been completed by Pincock Allen & Holt ("PAH") for Metallica. The El Morro Project is operated under an agreement between Xstrata plc’s subsidiary Falconbridge Chile Limitada (70%) and Metallica (30%). The base case elements of the Feasibility Study provided by Xstrata were released on January 21, 2008 and reported in Metallica’s material change report dated January 24, 2008. Details of the Feasibility Study are provided in an independent NI 43-101 Technical Report dated as of May 9, 2008 prepared by PAH for Metallica (the "El Morro Technical Report") and filed by Metallica on SEDAR at www.sedar.com on May 15, 2008.

All dollar amounts in this report refer to U.S. Dollars.

Item 5

Full Description of Material Change

On May 15, 2008, Metallica reported the results of a detailed review of the Feasibility Study for the El Morro by PAH, the complete results of which are contained in the El Morro Technical Report. A description of results of the review is set out below:



An initial capital investment of $2.52 billion, including a contingency for price escalation of 13%. The capital cost estimates are considered to be accurate to within 15%.



The project economic model, which is based on the capital cost and operating parameters set forth in the Feasibility Study and recreated and reviewed by PAH, shows a positive after tax internal rate of return of 14.7% and a Net Present Value US$1.09 billion when discounted at a rate of 8% and using long-term prices of $2.80/lb for copper and $625/oz for gold. Project payback occurs at 4.7 years (see Table 1 below for details).



Operating costs are estimated at $10.55/tonne of ore and a mine site cash cost of $0.77/lb copper, after gold credits and production taxes at a long-term gold price of $625/ounce. The operating costs are considered to be accurate to within 15%.



Average annual metal production during the first five years has been projected to be 187,000 tonnes per year (tpy) of copper and 302,000 ounces per year (oz/y) of gold. The average annual LOM production over the currently estimated 15-year mine life is projected to be 148,000 tpy copper and 292,000 oz/y gold.



The Feasibility Study was based on the La Fortuna copper-gold deposit which contains proven and probable reserves totaling 450 million tonnes averaging 0.58% copper and 0.46 g/t gold with an average waste-to-ore ratio of 3.65:1 (see Table 2 below for details). Average metallurgical recoveries are estimated at 88.5% for copper and 69.0% for gold.

 The reserves are contained within a larger economically constrained "mineral resource pit" consisting of measured and indicated resources totaling 558 million tonnes averaging 0.55% copper and 0.49 g/t gold, and inferred resources totaling 62 million tonnes averaging 0.34% copper and 0.18 g/t gold at a 0.3% copper-equivalent cut-off and based on metals prices of $1.25/lb copper and $500/oz gold (see Table 3 below for details).

Based on its review of the Feasibility Study, PAH has made the following recommendations:



Initiate detail engineering design work to optimize the project in areas such as water use, metallurgical processing, tailings disposal, and possibly others.



Re-running the pit optimization to develop a mine plan based on the most recent resource estimate completed in October 2007. The current resource estimate used for the Feasibility Study was completed in July 2007.



Submission of final environmental permit applications following a joint decision to develop the project by Xstrata and Metallica.

Details of the Feasibility Study are provided in the El Morro Technical Report. The Qualified Persons, as defined by Canadian NI 43-101, responsible for the independent review of the Feasibility Study and preparation of the Technical Report are Mr. Richard J. Lambert - Registered Professional Engineer and Vice President of Mining and Geological Services for PAH, and Mr. Barton G. Stone, Certified Professional Geologist – AIPG and Chief Geologist for PAH, both of whom are independent of Metallica within the meaning of independence under NI 43-101. The Qualified Person responsible for the preparation of Metallica’s May 15, 2008 press release and the information contained herein is Mr. Mark A. Petersen, Certified Professional Geologist – AIPG and Vice President of Exploration for Metallica Resources Inc.

Table 1: El Morro Project Feasibility Study - PAH Economic Evaluation Base Case and metal price sensitivity (metal prices move together)
		PAH Base Case[1]
Copper Price ($/lb)	$2.25[2]	$2.80	$3.35	$3.90
Gold Price ($/oz)	$500	$625	$750	$875
After Tax Economics ($ millions)
Cash Flow	2,464	4,463	6,382	8,341
NPV @ 8%	151	1,086	2,022	2,957
IRR	9.0%	14.7%	19.6%	24.1%
Cash Operating Cost ($/lb copper)[3]	$0.84	$0.76	$0.68	$0.60
Payback (years)	6.5	4.7	3.4	2.7
Notes: 1) Base Case metals prices closely approximate 3 year rolling average prices for copper and gold as of March 31, 2008
2) $2.25/lb copper, $500/oz gold prices closely approximate 5 year rolling average prices as of March 31, 2008
3) Net of gold by-product credit and includes production taxes

Table 2: El Morro Project Feasibility Study – La Fortuna Mineral Reserves
Category	Tonnes (000’s)	Cu %	Au g/t	CuEq %	Copper lbs (000,000’s)	Gold ozs (000’s)
Proven	208,473	0.66	0.53	0.97	3,029	3,539
Probable	241,761	0.50	0.41	0.75	2,686	3,172
Total Reserves	450,234	0.58	0.46	0.85	5,715	6,711

Note:

CuEq grade based on metal prices of $1.25/lb copper and $500/oz gold and the equivalent copper equation:

CuEq = Cu% + (0.592 x Au g/t)

where

Cu% represents copper grade

Au g/t represents gold grade

0.592 is a constant based on metal recoveries and prices of $1.25/lb copper and $500/oz gold

Table 3: El Morro Project – La Fortuna Mineral Resources
Inside Mineral Resource Pit[1]
Category	Cut-off CuEq[2]	Tonnes (000’s)	Cu %	Au g/t	Copper lbs (000,000’s)	Gold ozs (000’s)
Measured	0.3	211,164	0.65	0.54	3,011	3,693
	0.4	204,948	0.66	0.56	2,974	3,668
Indicated	0.3	347,242	0.49	0.46	3,717	5,170
	0.4	289,327	0.53	0.52	3,392	4,876
Total M&I	0.3	558,406	0.55	0.49	6,729	8,863
	0.4	494,275	0.58	0.54	6,366	8,544
Inferred	0.3	62,335	0.34	0.18	472	366
	0.4	27,538	0.43	0.27	264	237
Notes: 1) "Mineral Resource Pit" based on metal prices of $1.25/lb copper and $500/oz gold. 2) CuEq lower cut-off based on the equivalent copper equation explained in Table 2 above.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9

Date of Report

May 23, 2008

METALLICA RESOURCES INC.

By: /s/ Bradley J. Blacketor

Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary